EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2019 and 2018 is as follows:

	As of March 31,
	2019	2018
	(Rs. in million)
Long-term debt	708,067.0	611,419.4
Short-term debt (including current portion)	351,843.7	277,287.4
Total debt (A)	1,059,910.7	888,706.8
Cash and cash equivalents	215,598.0	147,167.5
Mutual fund and money market funds (current portion)	89,374.1	143,602.2
Total investible surplus (B)	304,972.1	290,769.7
Net Debt (A-B)	754,938.6	597,937.1
Equity (including minority interest)	558,067.4	913,521.0
Net debt/equity	1.35	0.65